7 DAYS GROUP HOLDINGS LIMITED ANNOUNCES
UNAUDITED 2011 SECOND QUARTER
FINANCIAL RESULTS

•	Second quarter 2011 total net revenue increased 41.2% year-over-year to RMB497.1 million, exceeding guidance.
•	Second quarter 2011 adjusted EBITDA grew 48.2% year-over-year to RMB128.3 million.
•	103 net hotels added in second quarter 2011 to a total of 722 hotels in operation.

GUANGZHOU, CHINA – August 16, 2011 - 7 Days Group Holdings Limited (“7 Days Group” or the “Company”) (NYSE: SVN), a leading and fast growing national economy hotel chain based in China, today announced its unaudited financial results for the second quarter of 2011.

Second Quarter 2011 Financial Highlights

•	Total net revenues increased by 41.2% to RMB497.1 million (US$76.9 million)1, compared to RMB352.2 million for the same period in the fiscal year 2010.
•
Income from operations was RMB55.9 million (US$8.7 million), compared to RMB43.8 million in the second quarter of 2010. Non-GAAP income from operations increased by 46.6% to RMB67.0 million (US$10.4 million) from RMB45.7 million for the same period in the fiscal year 2010.

•
EBITDA was RMB117.2 million (US$18.1 million), compared to RMB84.6 million for the same period in 2010. Adjusted EBITDA increased by 48.2% year-over-year to RMB128.3 million (US$19.8 million). EBITDA margin was 23.6% compared to 24.0% in the same period in the fiscal year 2010. Adjusted EBITDA margin was 25.8% compared to 24.6% in the same period in the fiscal year 2010.

•
Net income attributable to the Company’s ordinary shareholders increased by 49.4% to RMB45.1 million (US$7.0 million) from RMB30.2 million for the same period in the fiscal year 2010. Non-GAAP net income increased by 74.8% to RMB56.1 million (US$8.7 million) from RMB32.1 million for the same period in the fiscal year 2010.

•	Basic and diluted earnings per ADS2 were RMB0.90 (US$0.14) and RMB0.89 (US$0.14) respectively. Non-GAAP basic and diluted earnings per ADS were RMB1.12 (US$0.17) and RMB1.11 (US$0.17) respectively.
•	Net operating cash inflow was RMB132.8 million (US$20.5 million), an increase of 44.9% compared to RMB91.6 million in the same period in the fiscal year 2010.

1
The Company’s reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to United States Dollars is solely for the convenience of the reader. RMB amounts included in this press release have been translated into U.S. dollars at the exchange rate of June 30, 2011 as set forth in the H.10 statistical release of the Federal Reserve Board, which was US$1.00 = RMB6.4635.  No representation is made that RMB amounts could have been, or could be, converted into U.S. Dollars at that rate or at any other rate on June 30, 2011.

2	Each ADS represents 3 of the Company’s ordinary shares.

Second Quarter 2011 Operational Highlights

•	Added 18 net leased-and-operated hotels and 85 net managed hotels in the second quarter 2011.
•	As of June 30, 2011, 7 Days Group had 722 hotels in operation, consisting of 341 leased-and-operated hotels and 381 managed hotels, representing a total of 72,150 rooms covering 111 cities.
•	As of June 30, 2011, there were a total of 241 hotels in pipeline, including 43 leased-and-operated hotels under conversion and 198 managed hotels contracted but not yet opened.
•
In the second quarter of 2011, occupancy rates for leased-and-operated hotels, managed hotels and all hotels were 91.1%, 83.8% and 87.5%, respectively, compared to 95.5%, 88.8% and 93.4%, respectively, in the second quarter of 2010. The year-over-year decrease in occupancy rates in the second quarter of 2011 was primarily a result of a large number of new hotels opened in the preceding two quarters and a higher proportion of new hotels in operation compared to the prior year period. In addition, the occupancy rates in the second quarter of 2010 benefitted from traffic driven by the Shanghai Expo hosted in Shanghai during May 1 to Oct 31, 2010.

•
RevPAR3 for leased-and-operated hotels was RMB152.4 in the second quarter of 2011, compared to RMB157.6 in the same period in the fiscal year 2010, while RevPAR for managed hotels was RMB129.7 in the second quarter of 2011 compared to RMB137.9 in the second quarter of 2010. The year-over-year decrease in RevPAR in the second quarter of 2011 was primarily a result of a higher proportion of new hotels opened in the second quarter of 2011 and the impact of the 2010 Shanghai Expo.

•	As of June 30, 2011, the number of 7 Days Club members increased by 77.4% to over 22.9 million from approximately 13.0 million as of June 30, 2010.

Recent Business Developments:

Mr. Alex Nanyan Zheng, 7 Days Group’s Chief Executive Officer and Director, commented, "We are pleased to report solid results for the second quarter of 2011, which exceeded our expectations.  Our strong financial and operating performance was supported by the continued expansion of our hotel portfolio. As we continue to execute our expansion strategy, we are well-positioned to deliver further growth and development, while remaining committed to providing our guests with a high quality and comfortable experience at a competitive price.”

Mr. Eric Haibing Wu, 7 Days Group’s Chief Financial Officer, added, “In the second quarter of 2011, we delivered a strong set of financial results with both top- and bottom-line growth on a year-over-year basis. We will continue to leverage our growing economies of scale and competitive advantages as we expand our hotel chain.”

3	RevPAR represents revenue per available room

Second Quarter 2011 Unaudited Financial Results

Gross revenues. Gross revenues for the second quarter of 2011 were RMB528.1 million (US$81.7 million), representing a year-over-year increase of 41.5% from RMB373.3 million in the second quarter of 2010 and an increase of 18.0% from RMB447.4 million in the first quarter of 2011.

Gross revenues from leased-and-operated hotels. Gross revenues from leased-and-operated hotels for the second quarter of 2011 were RMB478.2 million (US$74.0 million), representing a 32.7% increase from RMB360.3 million in the second quarter of 2010 and an increase of 17.9% from RMB405.7 million in the first quarter of 2011.

Gross revenues from managed hotels.  Gross revenues from managed hotels for the second quarter of 2011 increased by 283.8% year-over-year to RMB49.9 million (US$7.7 million) compared to the same period in the fiscal year 2010 and increased by 19.7% from RMB41.6 million in the first quarter of 2011. During the second quarter of 2011, the Company opened 85 net managed hotels.

Total net revenues.  Total net revenues for the second quarter of 2011 were RMB497.1 million (US$76.9 million), representing a year-over-year increase of 41.2% from RMB352.2 million in second quarter of 2010 and a quarter-over-quarter increase of 18.2% from RMB420.7 million in the first quarter of 2011, primarily resulting from the continued growth in the number of hotels in operation.

Hotel operating costs. Hotel operating costs for the second quarter of 2011 were RMB382.7 million (US$59.2 million), or 77.0% of total net revenues, compared with 86.0% of total net revenues in the first quarter of 2011 and 78.3% of total net revenues in the second quarter of 2010.  The sequential decrease in hotel operating costs as a percentage of the total net revenue from the first quarter of 2011 was due to revenue growth as a result of improved operating matrix sequentially, while most of the costs were relatively fixed.

Sales and marketing expenses. Sales and marketing expenses for the second quarter of 2011 were RMB9.2 million (US$1.4 million), or 1.8% of total net revenues, compared with 2.3% of total net revenues in the same period of 2010 and 2.7% in the first quarter of 2011. The sequential decrease in sales and marketing expenses resulted from a continued decline in promotional activities in the second quarter of 2011.

General and administrative expenses. General and administrative expenses for the second quarter of 2011 were RMB49.3 million (US$7.6 million), or 9.9 % of total net revenues, compared to RMB24.6 million, or 7.0% of total net revenues in the same period of 2010, and RMB40.3 million, or 9.6% of total net revenues in the first quarter of 2011. The year-over-year increase in general and administrative expenses was a result of increased share-based compensation expenses and impairment expenses. General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB38.9 million (US$6.0 million), or 7.8% of the total net revenues, compared to 7.0% of the total net revenues in the same period of 2010 and 7.2% in the previous quarter.

Accordingly, total operating costs and expenses was RMB441.2 million (US$68.3 million), representing 88.7% of total net revenues, compared to 87.6% of total net revenues in the same period of 2010 and 98.2% in the first quarter of 2011.

Income from operations. Income from operations for the second quarter of 2011 increased by 27.8% to RMB55.9 million (US$8.7 million), compared to RMB43.8 million in the second quarter of 2010 and RMB7.4 million in the first quarter of 2011. Non-GAAP income from operations was RMB67.0 million (US$10.4 million), compared to a non-GAAP income from operations of RMB45.7 million for the same period of 2010 and non-GAAP income from operations of RMB18.2 million in the first quarter of 2011.

EBITDA. EBITDA was RMB117.2 million (US$18.1 million) as compared to RMB84.6 million for the same period of 2010 and RMB62.5 million in the first quarter of 2011. Adjusted EBITDA for the second quarter of 2011 was RMB128.3 million (US$19.8 million), compared to RMB86.5 million for the same quarter in 2010 and RMB73.3 million in the first quarter of 2011. Adjusted EBITDA margin was 25.8% during the second quarter of 2011, compared to 24.6% in the same period of 2010 and 17.4% in the first quarter of 2011.

Interest expense. Interest expense for the second quarter of 2011 was RMB0.4 million, (US$0.06 million) compared to RMB0.5 million for the same period of 2010 and RMB0.3 million in the first quarter of 2011.

Income tax expense. Income tax expense for the second quarter of 2011 was RMB15.6 million (US$2.4 million), compared to RMB12.9 million in the same period of 2010 and RMB3.4 million in the first quarter of 2011.

Net income attributable to 7 Days Group Holdings Limited ordinary shareholders. Net income attributable to 7 Days Group Holdings Limited ordinary shareholders was RMB45.1 million (US$7.0 million) in the second quarter of 2011, compared to RMB30.2 million in the second quarter of 2010 and RMB4.3 million in the first quarter of 2011.

Non-GAAP net income.  Non-GAAP net income was RMB56.1 million (US$8.7 million), compared to Non-GAAP net income of RMB32.1 million for the same quarter of 2010 and Non-GAAP net income of RMB15.1 million in the first quarter of 2011.

Basic and diluted earnings per ADS. Basic and diluted earnings per ADS were RMB0.90 (US$0.14) and RMB0.89 (US$0.14) respectively for the second quarter of 2011, compared to basic and diluted earnings per ADS of RMB0.61 for the same period of 2010 and the basic earnings and diluted per ADS of RMB0.09 in the first quarter of 2011. Non-GAAP basic and diluted earnings per ADS were RMB1.12 (US$0.17) and RMB1.11 (US$0.17) respectively for the second quarter of 2011, compared to non-GAAP basic and diluted earnings per ADS of RMB0.65 in the same period of 2010 and basic and diluted earnings per ADS of RMB0.30 in the first quarter of 2011.

Cash and pledged bank deposits. As of June 30, 2011, the Company had cash and pledged bank deposits of RMB326.3 million (US$50.5 million), representing a quarter-over-quarter decrease of 8.6% from RMB357.1 million as of March 31, 2011 and a year-over-year decrease of 36.1% from RMB510.9 million as of June 30, 2010, reflecting primarily the use of cash in expanding the number of our leased and operating hotels.

Operating cash flow. Net operating cash inflow for the second quarter of 2011 was RMB132.8 million (US$20.5 million),  representing an increase of 36.3% from RMB97.5 million in the first quarter of 2011 and a year-over-year increase of 44.9% from RMB91.6 million in the second quarter of 2010.

Guidance

The Company expects to generate total net revenues in the range of RMB525 million to RMB535 million in the third quarter of 2011, representing year-over-year growth of 30% to 32%. The Company reiterates its full year revenue guidance and expects full-year 2011 total net revenues from organic growth to increase 32% to 36% over the full-year 2010. The forecasts reflect the Company’s current and preliminary view, which is subject to change.

Conference Call

7 Days Group Holdings Limited senior management will host a conference call at 9:00 pm (Eastern) / 6:00 pm (Pacific) Tuesday, August 16, 2011, which is 9:00 am (Beijing) on Wednesday, August 17, 2011 to discuss its second quarter 2011 financial results and recent business activity.  The conference call may be accessed by calling the following numbers:

China:	800 8190 121
Hong Kong:	852 2475 0994
US Toll Free:	1 866 519 4004
US New York:	1 718 354 1231
International:	65 6723 9381
Conference ID number:	8363 6895
Passcode:	7 Days

A live webcast of the conference call and replay will be available on the investor relations page of 7 Days Group’s website at http://en.7daysinn.cn/.

A telephone replay will be available shortly after the call.  The dial-in details are as follows:

US:	1 866 214 5335
International:	61 2 8235 5000
Conference ID number:	8363 6895

About 7 Days Group Holdings Limited

7 Days Group is a leading and fast growing national economy hotel chain based in China. It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning “7 Days Inn” brand. The Company strives to offer consistent and high-quality accommodations and services primarily to the growing population of value conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests’ needs.

Use of Non-GAAP Financial Measures

To supplement 7 Days Group's unaudited financial results presented in accordance with U.S. GAAP, the Company has used the following non-GAAP measures defined as non-GAAP financial measures by the Securities and Exchange Commission (the “SEC”) to report its financial results:

— Non-GAAP income from operations represents income from operations reported in accordance with GAAP, excluding share-based compensation expense.
— Non-GAAP net income represents net income reported in accordance with GAAP, excluding share-based compensation expense.
— Non-GAAP earnings per ADS represents non-GAAP net income divided by the number of ADS used in computing basic and diluted earnings per ADS.
— EBITDA represents net income reported in accordance with GAAP, adjusted for the effects of interest income and expense, provision for income taxes, depreciation and amortization.
— Adjusted EBITDA represents EBITDA, excluding share-based compensation expense.

The Company believes EBITDA is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions, if any, and income taxes. In addition, 7 Days Group believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of its financial performance. Given the significant investments that 7 Days Group has made in the past in property and equipment, depreciation and amortization expense comprises a meaningful portion of its cost structure. 7 Days Group believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains the Company considers to be outside the ordinary course of its business.  7 Days Group also calculates Adjusted EBITDA excluding share-based compensation expense. The Company prepares its financial statements in accordance with GAAP and, accordingly, expenses its employee share options. Since share-based compensation expenses are non-cash expenses, the Company believes excluding them from its calculation of EBITDA allows it to provide investors with a more useful tool for assessing its operating and financial performance.

The use of EBITDA and Adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, such as property and equipment, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Each of these items should also be considered in the overall evaluation of its results. Additionally, EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of the Company’s liquidity. The Company compensates for these limitations by providing the relevant disclosure of its depreciation and amortization, interest expense and interest income, income tax expense, capital expenditures, share-based compensation expense and other relevant items both in its reconciliations to the GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating the Company’s performance. The terms EBITDA and Adjusted EBITDA are not defined under GAAP, and EBITDA and Adjusted EBITDA are not measures of net income, operating income, operating performance or liquidity presented in accordance with GAAP. When assessing the Company’s operating and financial performance, investors should not consider this data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with GAAP. In addition, the Company’s EBITDA and Adjusted EBITDA may not be comparable to EBITDA or Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA and Adjusted EBITDA in the same manner as the Company does.

For reasons same to the use of EBITDA and Adjusted EBITDA described above, the Company has also reported net income, basic and diluted earnings per ADS and income (loss) from operations on a non-GAAP basis, excluding share-based compensation expenses in the relevant period.  These non-GAAP operating measures are useful for understanding and assessing the Company’s underlying business performance and operating trends and the Company expects to report net income, basic and diluted earnings per ADS and income from operations on a non-GAAP basis using a consistent method on a quarterly basis going forward.

7 Days Group believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing 7 Days Group’s financial performance and liquidity and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the periods set forth in the tables at the end of this release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains “forward-looking statements,” including, among other things, 7 Days Group’s revenue guidance for the third quarter of 2011 and statements regarding the Company’s ability to leverage economies of scale and its ability to deliver continued growth. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. In particular, the Company’s operating results for any period are impacted significantly by the mix of leased-and-operated hotels and managed hotels in its chain, causing the Company’s operating results to fluctuate and making them difficult to predict.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: uncertainties associated with factors typically affecting the lodging industry, including changes in economic conditions, adverse weather conditions, natural disasters or outbreaks of serious contagious diseases in markets where the Company has a presence; uncertainties regarding the Company’s ability to respond to competitive pressures; uncertainties regarding the Company’s ability to manage its expected growth; uncertainties regarding the Company’s ability to continue its growth and achieve profitability; risks associated with the Company’s limited operating history and historical operating losses; uncertainties regarding the Company’s ability to fund its working capital needs; uncertainties regarding its ability to successfully and timely identify, secure or operate additional hotel properties. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2010 Annual Report on Form 20-F filed with the SEC on May 4, 2011 and is available on the SEC’s website at www.sec.gov. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 7 of the Company’s 2010 Annual Report on Form 20-F. The Company’s actual results of operations for the second quarter of 2011 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The financial information set forth above is unaudited and subject to adjustments. Adjustments to the financial statements may be identified when the year-end closing is performed, which could result in significant differences from this unaudited financial information.

Contacts:

Investor Contact:
Vivian Chen, Investor Relations Director
7 Days Group Holdings Limited
+86-20-8922-5858
IR@7daysinn.cn

Investor Relations (HK):
Mahmoud Siddig, Managing Director
Taylor Rafferty
Tel: +852 3196-3712

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

7 Days Group Holdings Limited
Consolidated balance sheet information

	Quarter Ended
	30/Jun/10	31/Mar/11	30/Jun/11
	RMB' 000	RMB' 000	RMB' 000	US$'000
ASSETS
Current assets:
Cash	507,483	342,892	320,133	49,529
Pledged bank deposits	3,397	14,218	6,167	954
Accounts receivable	4,926	5,875	5,194	804
Prepaid rent	107,803	144,421	158,604	24,538
Other prepaid expenses and current assets	50,880	51,517	54,266	8,396
Hotel supplies	-	39,410	39,761	6,152
Deferred tax assets	11,150	29,964	21,795	3,372
Total current assets	685,639	628,297	605,920	93,745
Property and equipment, net	1,111,900	1,389,651	1,458,256	225,614
Rental deposits	47,096	56,447	60,091	9,297
Investment in and advances to an affiliate	1,810	1,484	-	-
Land use right	-	24,507	24,353	3,768
Prepaid rent	-	19,119	18,597	2,877
Intangible assets, net	-	-	1,504	233
Goodwill	-	-	694	107
Other assets	-	3,300	13,000	2,011
Deferred tax assets	15,700	12,497	24,239	3,749
Total assets	1,862,145	2,135,302	2,206,654	341,401

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	177,080	189,097	192,556	29,791
Bills payable	10,902	41,230	20,590	3,186
Short-term bank borrowings	-	18,000	18,000	2,785
Accrued expenses and other payables	204,009	286,451	303,629	46,976
Amounts due to related parties	2,250	-	-	-
Income taxes payable	13,907	19,767	31,217	4,830
Total current liabilities	408,148	554,545	565,992	87,568
Accrued lease payments	140,646	163,932	177,060	27,394
Refundable deposits	18,774	17,450	17,050	2,638
Deferred revenue	4,703	1,944	1,490	231
Deferred rebate income	-	6,797	6,520	1,009
Borrowings from related parties	2,527	3,905	2,075	321
Deferred tax liability	-	-	1,233	191
Total liabilities	574,798	748,573	771,420	119,352

Equity:
Ordinary shares	140,401	140,899	140,995	21,814
Additional paid-in capital	1,564,303	1,590,661	1,601,658	247,800
Accumulated other comprehensive income	27,865	11,569	7,555	1,169
Accumulated deficit	(449,048)	(362,894)	(317,838)	(49,175)
Total 7 Days Group Holdings Limited share holders’ equity	1,283,521	1,380,235	1,432,370	221,608
Non-controlling interests	3,826	6,494	2,864	441
Total equity	1,287,347	1,386,729	1,435,234	222,049
Total liabilities and equity	1,862,145	2,135,302	2,206,654	341,401

7 Days Group Holdings Limited
Unaudited Consolidated Statements of Operations Information

	Quarter Ended
	Jun 30	Mar 31	Jun 30
	2010	2011	2011
	RMB'000	RMB'000	RMB'000	US$'000
Total Revenues	373,323	447,370	528,097	81,704
Leased-and-operated hotels	360,330	405,721	478,235	73,990
Managed hotels	12,993	41,649	49,862	7,714
Less: Business tax and surcharges	(21,137)	(26,705)	(30,982)	(4,793)
Net revenues	352,186	420,665	497,115	76,911

Operating costs and expenses
Hotel operating costs	(275,837)	(361,592)	(382,732)	(59,213)
Rental expenses	(107,107)	(130,477)	(139,711)	(21,615)
Staff cost	(57,651)	(67,228)	(79,517)	(12,302)
Depreciation and amortization	(40,806)	(54,582)	(56,712)	(8,774)
Hotel supplies	(12,537)	(23,863)	(23,167)	(3,584)
Utilities	(20,761)	(43,160)	(29,801)	(4,611)
Other	(36,975)	(42,282)	(53,824)	(8,327)
Sales and marketing expenses	(7,954)	(11,360)	(9,196)	(1,423)
General and administrative expenses	(24,644)	(40,315)	(49,252)	(7,620)

Total operating costs and expenses	(308,435)	(413,267)	(441,180)	(68,256)
Income from operations	43,751	7,398	55,935	8,655

Other income (expenses)
Interest income	343	991	1,722	266
Interest expense	(546)	(263)	(353)	(55)
Equity income (loss) of an affiliate	78	(10)	130	20
Income before income tax	43,626	8,116	57,434	8,886
Income tax expenses	(12,871)	(3,394)	(15,593)	(2,411)
Net income	30,755	4,722	41,841	6,475
Net loss (income) attributable to non-controlling interest	(593)	(383)	3,215	497
Net income attributable to 7 Days Group Holdings Limited ordinary shareholders	30,162	4,339	45,056	6,972

Basic earnings per ordinary share	0.20	0.03	0.30	0.05
Diluted earnings per ordinary share	0.20	0.03	0.30	0.05

7 Days Group Holdings Limited
Reconciliation of GAAP and Non-GAAP Results

EBITDA (non-GAAP)

	Quarter Ended
	Jun 30	Mar 31	Jun 30
	2010	2011	2011
	RMB'000	RMB'000	RMB'000	US$'000
Net income attributable to 7 Days Group Holdings Limited ordinary shareholders	30,162	4,339	45,056	6,972
Interest income	(343)	(991)	(1,722)	(266)
Interest expense	546	263	353	55
Income tax expense	12,871	3,394	15,593	2,411
Depreciation and amortization	41,376	55,523	57,956	8,967
EBITDA (non-GAAP)	84,612	62,528	117,236	18,139
EBITDA%	24.0%	14.9%	23.6%	23.6%
Share-based compensation expenses	1,935	10,764	11,049	1,709

Adjusted EBITDA (non- GAAP) excluding share-based compensation expense	86,547	73,292	128,285	19,848
Adjusted EBITDA%	24.6%	17.4%	25.8%	25.8%

Non-GAAP net income attributable to 7 Days Group Holdings Limited ordinary shareholders

	Quarter Ended
	Jun 30	Mar 31	Jun 30
	2010	2011	2011
	RMB'000	RMB'000	RMB'000	US$'000
Net income attributable to 7 Days Group Holdings Limited ordinary shareholders (GAAP)	30,162	4,339	45,056	6,972

Share-based compensation expenses	1,935	10,764	11,049	1,709

Net income attributable to ordinary shareholders excluding share-based compensation expense (Non GAAP net income)	32,097	15,103	56,105	8,681

Earnings per share

	Quarter Ended
	Jun 30	Mar 31	Jun 30
	2010	2011	2011
	RMB	RMB	RMB	USD
Basic earnings per ordinary share (GAAP)	0.20	0.03	0.30	0.05
Diluted earnings per ordinary share (GAAP)	0.20	0.03	0.30	0.05

Basic earnings per ordinary share (Non-GAAP), excluding share-based compensation expense, loss on debt extinguishment, change in fair value of ordinary share purchase warrants and deemed dividend	0.22	0.10	0.37	0.06

Diluted earnings per ordinary share (Non-GAAP), excluding share-based compensation expense, loss on debt extinguishment, change in fair value of ordinary share purchase warrants and deemed dividend	0.21	0.10	0.37	0.06

Denominator:
Basic weighted average number of ordinary shares	149,069,937	149,670,721	149,757,234
Diluted weighted average number of ordinary shares	149,931,579	151,238,112	151,412,116

	Quarter Ended
	30-Jun-10	31-Mar-11	30-Jun-11
	RMB '000	RMB '000	RMB’000	USD’000
Hotel operating cost
GAAP Result	(275,837)	(361,592)	(382,732)	(59,213)
% of Total net revenue	78.32%	85.96%	76.99%	76.99%
Share-based Compensation	477	817	678	105
% of Total net revenue	0.14%	0.19%	0.14%	0.14%
Non-GAAP Result	(275,360)	(360, 775)	(382,054)	(59,108)
% of Total net revenue	78.19%	85.76%	76.85%	76.85%

Sales and marketing expenses
GAAP Result	(7,954)	(11,360)	(9,196)	(1,423)
% of Total net revenue	2.26%	2.70%	1.85%	1.85%
Share-based Compensation	71	39	18	3
% of Total net revenue	0.02%	0.01%	0.00%	0.00%
Non-GAAP Result	(7,883)	(11,321)	(9,178)	(1,420)
% of Total net revenue	2.24%	2.69%	1.85%	1.85%

General and administrative expenses
GAAP Result	(24,644)	(40,315)	(49,252)	(7,620)
% of Total net revenue	7.00%	9.58%	9.91%	9.91%
Share-based Compensation	1,387	9,908	10,353	1,602
% of Total net revenue	0.39%	2.36%	2.08%	2.08%
Non-GAAP Result	(23,257)	(30,407)	(38,899)	(6,018)
% of Total net revenue	6.60%	7.23%	7.82%	7.82%

Total operating cost and expenses
GAAP Result	(308,435)	(413,267)	(441,180)	(68,256)
% of Total net revenue	87.58%	98.24%	88.75%	88.75%
Share-based Compensation	1,935	10,764	11,049	1,709
% of Total net revenue	0.55%	2.56%	2.22%	2.22%
Non-GAAP Result	(306,500)	(402,503)	(430,131)	(66,547)
% of Total net revenue	87.03%	95.68%	86.53%	86.53%

Income from operations
GAAP Result	43,751	7,398	55,935	8,655
% of Total net revenue	12.42%	1.76%	11.25%	11.25%
Share-based Compensation	1,935	10,764	11,049	1,709
% of Total net revenue	0.55%	2.56%	2.22%	2.22%
Non-GAAP Result	45,686	18,162	66,984	10,364
% of Total net revenue	12.97%	4.32%	13.47%	13.47%

7 Days Group Holdings Limited
Operating Data

	As of and for the Quarter Ended
	Jun 30	Mar 31	Jun 30
	2010	2011	2011

Hotels in operation	399	619	722
Leased-and-operated hotels	257	323	341
Managed hotels	142	296	381

Hotels under conversion	147	214	241
Leased-and-operated hotels	48	42	43
Managed hotels	99	172	198

Total hotel rooms for hotels in operation	39,561	61,795	72,150
Leased-and-operated hotels	26,051	33,329	35,254
Managed hotels	13,510	28,466	36,896

Total hotel rooms for hotels under conversion	14,645	20,476	23,064

Number of cities covered for hotels in operation	62	96	111

Average occupancy rate	93.4%	82.8%	87.5%
Leased-and-operated hotels	95.5%	85.7%	91.1%
Managed hotels	88.8%	79.0%	83.8%

Average daily rate (in RMB)	162.2	152.5	161.5
Leased-and-operated hotels	165.0	156.9	167.4
Managed hotels	155.3	146.5	154.8

RevPAR (in RMB)	151.5	126.2	141.3
Leased-and-operated hotels	157.6	134.5	152.4
Managed hotels	137.9	115.8	129.7

Overnight occupancy rates	89.8%	80.1%	82.9%
Leased-and-operated hotels	91.8%	83.1%	86.7%
Managed hotels	85.3%	76.4%	78.9%